                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                               --------------------

                                   SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
    AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          641 Lexington Avenue, 14th Floor
                                New York, NY 10022
                      Tel.: 212-634-6333 Fax: 212-634-6339
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  October 2, 2006
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box |_|.

                             (Page 1 of 4 Pages)

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CUSIP No. 29404N-209                                              Page 2 of 4

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON                              George E. Kazantzis
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  |_|
                                                                     (b)  |X|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                      OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

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               7    SOLE VOTING POWER                               4,451,586
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                     0
   SHARES
BENEFICIALLY
  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                          4,451,586
  REPORTING
   PERSON
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock                                                   1,626,586
     Warrants and options to acquire common stock                   2,825,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

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14   TYPE OF REPORTING PERSON*                                             IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 29404N-209                                              Page 3 of 4

George E. Kazantzis

        The Statement on Schedule 13D, dated March 29, 2006, initially filed by the undersigned, GEORGE E. KAZANTZIS, is hereby amended by this Amendment No. 1, dated October 2, 2006, to reflect certain changes in the information previously filed by Mr. Kazantzis relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless
otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: The percentage ownership calculations in this Schedule 13D filing are based on 45,856,174 shares of the Issuer's Common Stock outstanding at
September 30, 2006.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a)   Name:

            This Statement is filed by George E. Kazantzis (the "Reporting
      Person"), as the direct beneficial owner of 4,451,586 shares of Common
      Stock of the Issuer and indirect beneficial owner of 100,000 shares of
      Common Stock of the Issuer, which grant is held by family members who do not reside with the Reporting Person, as to which the Reporting Person disclaims beneficial ownership.

Item 5. Interest in Securities of the Issuer

      Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

      (a) Aggregate number of securities       4,451,586 shares of Common Stock*
      Percentage of class of securities:       9.1%

      * NOTE: Reporting Person has direct beneficial ownership of 1,626,586 shares of Common Stock and immediately exercisable warrants to purchase
      2,825,000 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 100,000 shares of Common Stock, owned by family members who do not reside with the Reporting Person, as to which the
      Reporting Person disclaims beneficial ownership.

      (b) Sole voting power:            4,451,586
          Shared voting power:                  0
          Sole dispositive power:       4,451,586
          Shared dispositive power:             0

      c) On October 2, 2006, the Reporting Person purchased Units of the Issuer at a price of $0.63 per Unit, or an aggregate purchase price of $63,000.
      Each Unit is priced at $0.63 and is comprised of one share of Common
      Stock of the Issuer and a warrant to purchase an additional share of Common
      Stock of the Issuer at a price of $0.63, exercisable one year after the date of Unit purchase and exercisable for three years from the date that the warrant becomes exercisable. On March 9, 2006, the Reporting Person exercised a warrant to purchase an aggregate total of 88,000 shares of
      Common Stock of the Issuer for the exercise price of $0.50 per share, or an aggregate purchase price of $44,000.  On June 12, 2005, the Reporting
      Person exercised a warrant to purchase an aggregate total of 500,000 shares of Common Stock of the Issuer for the exercise price of $0.25 per share, or an aggregate purchase price of $125,000.

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CUSIP No. 29404N-209                                              Page 4 of 4

George E. Kazantzis

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006               /S/ George E. Kazantzis
                                      ----------------------------
                                        George E. Kazantzis

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U. S. C. 1001).